Exhibit 97.1
Executive Summary
Seagate Technology Holdings public limited company (the “Company”) is committed to strong corporate governance. As part of this commitment, the Company’s Board of Directors (the “Board”) has adopted this clawback policy called the Executive Compensation Recovery Policy (the “Policy”). This Policy provides rules related to the reasonably prompt recovery of certain Incentive-Based Compensation Received by Covered Executives (as defined below) in the event of an Accounting Restatement. This policy is intended to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), with Exchange Act Rules 10D-1 and with the listing standards of NASDAQ (the “Exchange”) on which the securities of the Company are listed. This policy is intended to supplement the Company’s Compensation Recovery for Fraud or Misconduct Policy. Covered Executives are subject to both the Compensation Recovery for Fraud or Misconduct Policy and this Policy as well as all other applicable Company policies.
Content
Scope
The Policy is binding and enforceable against all Covered Executives. This includes former Covered Executives of the Company who were not employed by the Company on the Effective Date if they had compensation that was Received during the Covered period. In the event the Company is required to recover Excess Compensation (defined below) pursuant to the Policy from a former Covered Executive who is no longer an employee, the Company will be entitled to seek such recovery in order to comply with applicable law, regardless of the terms of any release of claims or separation agreement such individual may have signed.
The application of the Policy to Covered Executives is not discretionary, except to the limited extent provided below, and applies without regard to whether a Covered Executive was at fault with respect to the Accounting Restatement.
Definitions
The definitions of the defined terms below have substantive impact on the application of this Policy so reviewing them carefully is important to your understanding.
“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).
“Accounting Restatement Determination Date” means the earliest to occur of: (a) the date the Board, a committee of the Board, or one or more of the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
“Clawback Eligible Incentive-Based Compensation” means Incentive-Based Compensation that is Received by a person after such person became a Covered Executive provided that such person was a Covered Executive at any time during the performance period for the Incentive-Based Compensation.
“Covered Period” means the three completed fiscal years immediately preceding the Accounting Restatement Determination Date. In addition, the Covered Period can include certain transition periods resulting from a change in the Company’s fiscal year. The Company’s obligation to recover Excess Compensation is not dependent on if or when the restated financial statements are filed.
“Excess Compensation,” means the amount of Clawback Eligible Incentive-Based Compensation that exceeds the amount of Clawback Eligible Incentive-Based Compensation that otherwise would have been Received had such Clawback Eligible Incentive-Based Compensation been determined based on the restated amounts.
“Exchange” refers to the national securities exchange on which the securities of the Company are listed.

“Exchange Act” refers to the Securities Exchange Act of 1934. As applicable herein, Exchange Act refers specifically to Exchange Act Rule 10D, Exchange Act Rule 10D-1 and the listing standards of the Exchange.
“Covered Executive” means each individual who is or was ever designated as an “officer” by the Board in accordance with Exchange Act Rule 16a-1(f) (a “Section 16 Officer”).
“Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.
“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, no compensation that is potentially subject to recovery under the Policy will be earned and not subject to clawback under this Policy until the Company’s right to recover under the Policy has lapsed.
“Received” Incentive-Based Compensation is “Received” under the Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment, vesting, settlement or grant of the Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, the Policy does not apply to Incentive-Based Compensation for which the Financial Reporting Measure is attained prior to the “Effective Date.”
Standards
The Policy, which was approved as set forth above, is intended to comply with The Exchange Act and with the listing standards of the Exchange. The Policy will be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, Exchange Act Rule 10D-1 and with the listing standards of NASDAQ, including any interpretive guidance provided by NASDAQ.
The Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer, as well as any other applicable laws, regulatory requirements, rules, or pursuant to the terms of any existing Company policy or agreement providing for the recovery of compensation.
Details
1.Administration of the Policy
a.Authority to Administer the Policy
The Company’s Compensation & People Committee (the “Committee”) of the Board has authority to administer the Policy. The Committee is authorized to interpret and construe the Policy and to make all determinations necessary, appropriate, or advisable for the administration of the Policy. In addition, if determined at the discretion of the Board, the Policy may be administered by the independent members of the Board or another committee of the Board made up of independent members of the Board, in which case all references to the Committee will be deemed to refer to the independent members of the Board or the other Board committee. All determinations of the Committee will be final and binding and will be given the maximum deference permitted by law.
b.Review of the Policy
The Board may review and modify the Policy from time to time.
c.Termination of the Policy
The Policy will terminate and no longer be enforceable when the Company ceases to be a listed issuer within the meaning of Section 10D of the Exchange Act.
2.Application of the Policy
a.Accounting Restatements Requiring Application of the Policy

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”), then the Committee must determine what Excess Compensation, if any, must be recovered.
b.Compensation Covered by the Policy
The Policy applies to Incentive-Based Compensation that is Received on or after October 2, 2023 (the “Effective Date”) and during the Covered Period while the Company has a class of securities listed on a national securities exchange.
The Incentive-Based Compensation that must be recovered is the amount of Clawback Eligible Incentive-Based Compensation that exceeds the amount of Clawback Eligible Incentive-Based Compensation that otherwise would have been Received had such Clawback Eligible Incentive-Based Compensation been determined based on the restated amounts. Excess Compensation shall be computed without regard to any taxes paid.
To determine the amount of Excess Compensation for Incentive-Based Compensation based on stock price or total shareholder return, where it is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange. The Committee shall have discretion to retain independent advisors to assist with any calculations needed pursuant to this Policy.
c.Repayment of Excess Compensation
Such Excess Compensation shall be recovered reasonably promptly and Covered Executives are required to repay Excess Compensation to the Company. Subject to applicable law, the Company may recover such Excess Compensation by requiring the Covered Executive to repay such amount to the Company by direct payment to the Company or such other means or combination of means as the Committee determines to be appropriate (these determinations do not need to be identical as to each Covered Executive). These means may include but are not limited to:
(i)requiring reimbursement of cash Incentive-Based Compensation previously paid;
(ii)seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards without regard to whether such awards are Incentive-Based Compensation;
(iii)offsetting the amount to be recovered from any unpaid or future compensation to be paid by the Company or any affiliate of the Company to the Covered Executive including but not limited to payments of severance that might otherwise be due in connection with a Covered Executive’s termination of employment and without regard to whether such amounts are Incentive-Based Compensation;
(iv)cancelling any outstanding vested or unvested equity awards without regard to whether such awards are Incentive-Based Compensation; and/or
(v)taking any other remedial and recovery action permitted by law, as determined by the Committee.
The repayment of Excess Compensation must be made by a Covered Executive notwithstanding Covered Executive’s belief (whether or not legitimate) that the Excess Compensation had been previously earned under applicable law and therefore is not subject to clawback. Any action by the Company to recover Excess Compensation under this Policy from a Covered Executive shall not, whether alone or in combination with any other action, event or condition, be deemed (i) “good reason for resignation or to serve as a basis for a claim of constructive termination under any benefits or compensation arrangement applicable to such Covered Executive, or (ii) to constitute a breach of contract or other arrangement to which such Covered Executive is a party.
The Company will comply with all requirements to publicly disclose the Policy and any Excess Compensation recovered under the Policy.

3.Limited Exceptions to the Policy
The Company must recover the Excess Compensation in accordance with the Policy except to the limited extent that the conditions set forth below are met, and the Committee determines that recovery of the Excess Compensation would be impracticable:
(i)The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before reaching this conclusion, the Company must make a reasonable attempt to recover such Excess Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; or
(ii)Recovery would violate a law in the country where the Company was incorporated that was adopted prior to November 28, 2022. Before making this determination, the Company must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange; or
4.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the legal requirements as such.
Additional Information Regarding Implementation, Interpretation, and Enforcement
a.Policy Acknowledgment
Each Covered Executive will be required to sign and return to the Company an acknowledgement that such Covered Executive will be bound by the terms and comply with the Policy. The failure to obtain such acknowledgement will have no impact on the applicability or enforceability of the Policy.
b.Additional Rights of Enforcement
In addition to its rights to recovery under the Policy, the Company or any affiliate of the Company may take any legal actions it determines appropriate to enforce a Covered Executive’s obligations to the Company or to discipline a Covered Executive. Failure of a Covered Executive to comply with their obligations under this Policy may result in termination of employment, institution of civil proceedings, reporting of misconduct to appropriate governmental authorities, reduction of future compensation opportunities or change in role. The decision to take any actions described in the preceding sentence will not be subject to the approval of the Committee and can be made by the Board, any committee of the Board, or any duly authorized officer of the Company or of any applicable affiliate of the Company.
c.Indemnification and Reimbursement
Notwithstanding the terms of any of the Company’s organizational documents (including, but not limited to, the Company’s bylaws), any corporate policy or any contract (including, but not limited to, any indemnification agreement), neither the Company nor any affiliate of the Company will indemnify or provide advancement for any Covered Executive against any loss of Excess Compensation. Neither the Company nor any affiliate of the Company will pay for or reimburse insurance premiums for an insurance policy that covers potential recovery obligations. In the event that the Company is required to recover Excess Compensation pursuant to this Policy, the Company will be entitled to seek recovery in order to comply with applicable law, regardless of the terms of any release of claims or separation agreement that individual may have signed.
d. Invalidity, Illegality, or Unenforceability
If any provision of the Policy or the application of any such provision to any Covered Executive is adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of the Policy or the application of such provision to another Covered Executive, and the invalid, illegal or unenforceable provisions will be deemed amended to the minimum extent necessary to render any such provision or application enforceable.